FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Reports Third Quarter 2019 Results
Further margin expansion drives record cash flow from operations of $80 million
Toronto, Ontario (October 30, 2019) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter ended September 30, 2019.
“Our third quarter results were solid, driven by strong performances from Young-Davidson and Island Gold. Total cash costs were down 11% from a year ago and combined with the higher gold price, we generated record operating cash flow, before changes in working capital. With the strong year-to-date performance we remain well positioned to meet our full year production and cost guidance,“ said John A. McCluskey, President and Chief Executive Officer.
“We are disappointed by the delay in the renewal of our mining concessions for Kirazlı but are confident we will see a positive resolution. Our other internal growth initiatives at Mulatos and Young-Davidson are progressing well. Construction of Cerro Pelon is tracking ahead of schedule and we expect first production by the end of this year. At Young-Davidson, the lower mine expansion remains on schedule for completion in the first half of 2020 and will be a significant driver of free cash flow growth from the operation starting in the second half of 2020,” Mr. McCluskey added.
Third Quarter 2019

•	Produced 121,900 ounces of gold, bringing year-to-date production to 372,400 ounces. The Company remains well positioned to meet full year guidance of 480,000 to 520,000 ounces

•
Strong gold production of 36,700 ounces at Island Gold, driving record mine-site free cash flow[1] of $26.8 million. Through the first nine months of 2019, Island Gold produced 111,800 ounces and generated mine-site free cash flow[1] of $55.1 million, both new records for the operation

•
Produced 50,000 ounces of gold at Young-Davidson and exceeded budgeted underground mining rates of 6,500 tonnes per day ("tpd") for the third consecutive quarter while advancing construction of the lower mine expansion. The completion of the lower mine expansion and tie-in of the upper and lower mines remains on track for completion in the first half of 2020

•	Cash flow from operating activities of $67.9 million (a record $79.8 million, or $0.20 per share, before changes in working capital1), reflecting higher gold prices and operating margins

•
Consolidated total cash costs[1] of $730 per ounce were in line with annual guidance and 11% lower than the third quarter of 2018, driven by low cost production growth at Island Gold and improved costs at Young-Davidson

•	All-in sustaining costs ("AISC")[1] decreased 9% from the third quarter of 2018 to $950 per ounce. Year-to-date AISC of $944 per ounce remain within the annual guidance range

•	Cost of sales of $1,066 per ounce were slightly below annual guidance and down 7% from the third quarter of 2018

•	Sold 119,392 ounces of gold at an average realized price of $1,448 per ounce for revenues of $172.9 million

•
Reported adjusted net earnings[1] of $23.4 million, or $0.06 per share[1], includes adjustments for unrealized foreign exchange losses recorded within deferred taxes of $6.5 million, partially offset by other one-time gains totaling $0.8 million

•	Realized net earnings of $17.7 million or $0.05 per share

•	Cash and cash equivalents increased to $185.6 million, driven by positive free cash flow[1] in the quarter. The Company remains debt free

•
Continued to demonstrate exploration success at Island Gold with results from surface exploration drilling further extending high-grade gold mineralization between the Eastern and Main extensions. Based on exploration success to date in 2019, the Company anticipates further growth in high-grade Mineral Resources

•
Received the "Best Corporate Social Responsibility Practice 2019" award in the category of Connecting with the Community from the Mexican Center for Philanthropy, the Alliance for Corporate Social Responsibility in Mexico, and Forum Empresa for the Company's voluntary relocation program of residents from Mulatos to Matarachi

TRADING SYMBOL: TSX:AGI NYSE:AGI

Subsequent to quarter-end

•	Announced the suspension of construction activities at the Kirazlı project in Turkey pending the renewal of the Company's mining concessions which expired on October 13, 2019

•	Completed commissioning of the Cerro Pelon crusher and conveyor system, and commenced stacking ore from the deposit

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

Highlight Summary

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Financial Results (in millions)
Operating revenues	$172.9	$146.7	$497.1	$488.7
Cost of sales (1)	$127.3	$137.6	$385.4	$432.3
Earnings from operations	$37.5	$0.6	$84.4	$28.7
Net earnings (loss)	$17.7	$7.2	$58.1	($1.1)
Adjusted net earnings (2)	$23.4	($1.9)	$51.4	$15.3
Earnings before interest, depreciation and amortization (2)	$78.4	$41.7	$208.0	$152.2
Cash provided by operations before working capital and cash taxes(2)	$79.8	$41.6	$211.2	$158.9
Cash provided by operating activities	$67.9	$45.2	$182.6	$166.5
Capital expenditures (sustaining) (2)	$17.8	$19.6	$53.5	$42.4
Capital expenditures (growth) (2)	$44.2	$30.5	$125.5	$102.8
Capital expenditures (capitalized exploration) (3)	$4.3	$5.0	$11.7	$14.8
Operating Results
Gold production (ounces)	121,900	124,000	372,400	379,400
Gold sales (ounces)	119,392	119,401	367,554	378,718
Per Ounce Data
Average realized gold price	$1,448	$1,229	$1,352	$1,290
Average spot gold price (London PM Fix)	$1,472	$1,213	$1,362	$1,282
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,066	$1,152	$1,049	$1,141
Total cash costs per ounce of gold sold (2)	$730	$817	$720	$813
All-in sustaining costs per ounce of gold sold (2)	$950	$1,048	$944	$992
Share Data
Earnings per share, basic	$0.05	$0.02	$0.15	$0.00
Adjusted earnings per share, basic(2)	$0.06	$0.00	$0.13	$0.04
Weighted average common shares outstanding (basic) (000’s)	390,593	389,854	389,852	389,572
Financial Position (in millions)
Cash and cash equivalents (4)			$185.6	$206.0

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration at Mulatos and Island Gold.

(4)	Comparative cash and cash equivalents balance as at December 31, 2018.

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Gold production (ounces)
Young-Davidson	50,000	49,000	140,000	129,100
Mulatos	32,700	43,300	107,900	139,900
Island Gold	36,700	22,000	111,800	76,800
El Chanate (1)	2,500	9,700	12,700	33,600
Gold sales (ounces)
Young-Davidson	48,430	46,853	137,091	133,649
Mulatos	31,164	42,300	107,369	136,285
Island Gold	37,209	20,561	110,094	75,321
El Chanate (1)	2,589	9,687	13,000	33,463
Cost of sales (in millions)(2)
Young-Davidson	$57.7	$59.8	$171.7	$173.5
Mulatos	$33.5	$41.9	$103.1	$134.7
Island Gold	$32.0	$22.3	$93.0	$77.8
El Chanate	$4.1	$13.6	$17.6	$46.3
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,191	$1,276	$1,252	$1,298
Mulatos	$1,075	$991	$960	$988
Island Gold	$860	$1,085	$845	$1,033
El Chanate	$1,584	$1,404	$1,354	$1,384
Total cash costs per ounce of gold sold (3)
Young-Davidson	$781	$824	$813	$845
Mulatos	$866	$771	$772	$784
Island Gold	$503	$671	$490	$597
El Chanate	$1,429	$1,301	$1,254	$1,285
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)
Young-Davidson	$960	$1,029	$1,033	$1,034
Mulatos	$979	$846	$861	$847
Island Gold	$693	$1,051	$658	$759
El Chanate	$1,506	$1,332	$1,277	$1,312
Capital expenditures (sustaining, growth and capitalized exploration) (in millions)(3)
Young-Davidson	$23.9	$22.1	$72.9	$63.5
Mulatos(5)	$12.9	$6.8	$44.7	$23.5
Island Gold (6)	$13.8	$17.8	$44.2	$49.3
El Chanate	$—	$0.2	$—	$0.5
Other	$15.7	$8.2	$28.9	$23.2

(1)	El Chanate ceased mining activities in October 2018 and transitioned to residual leaching.

(2)	Cost of sales includes mining and processing costs, royalties and amortization.

(3)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)	Includes capitalized exploration at Mulatos of $nil for the three and nine months ended September 30, 2019 ($0.3 million and $2.3 million for the three and nine months ended September 30, 2018).

(6)
Includes capitalized exploration at Island Gold of $4.3 million and $11.7 million for the three and nine months ended September 30, 2019 ($4.7 million and $12.5 million for the three and nine months ended September 30, 2018)

3 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Outlook and Strategy

2019 Guidance
	Young-Davidson	Mulatos	Island Gold	El Chanate	Turkey	Other (2)	Total
Gold production (000’s ounces)	180-190	150-160	135-145	15-25			480-520
Cost of sales, including amortization (in millions)(4)	$226	$165	$120	$26	$—	$—	$537
Cost of sales, including amortization ($ per ounce)(4)	$1,220	$1,065	$855	$1,300	$—	$—	$1,075
Total cash costs ($ per ounce)(1)	$750-790	$820-860	$460-500	$1,200	$—	$—	$710-750
All-in sustaining costs ($ per ounce)(1)					$—	$—	$920-960
Mine-site all-in sustaining costs ($ per ounce)(1),(3)	$940-980	$860-900	$730-770	$1,200	$—	$—	—
Amortization costs ($ per ounce)(1)	$450	$225	$375(6)	$100	$—	$—	$345
Capital expenditures (in millions)
Sustaining capital(1)	$35-40	$5	$35-40	$—	$—	$—	$75-85
Growth capital(1)	$45-50	$45-50 (5)	$15-20	$—	$25 (7)	$35 (2)	$165-180
Total capital expenditures(1)	$80-90	$50-55	$50-60	$—	$25 (7)	$35	$240-265 (7)

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and associated MD&A for a description of these measures.

(2)	Includes capitalized exploration at all operating sites and development projects (excluding Turkey which is separately disclosed).

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.

(5)	Includes capital spending at Cerro Pelon and La Yaqui Grande of approximately $33 million.

(6)	Amortization per ounce was updated for Island Gold from guidance provided in January, 2019, reflecting the 2018 Mineral Reserves and Resource Statement released in February 2019.

(7)	Capital guidance at Kirazlı has been reduced to $25 million from the original budget of $75 million, thereby reducing overall capital guidance to $240 to $265 million.

In the third quarter of 2019, the Company continued to deliver on its objective of expanding margins and profitability from its existing operations. The Company produced 121,900 ounces with total cash costs of $730 per ounce down 11% from the third quarter of 2018. The decrease in total cash costs was driven by low cost production growth at Island Gold and stronger operational performance at Young-Davidson.
Fourth quarter production and costs are expected to be in a similar range as the third quarter. Combined with year-to-date production of 372,400 ounces at total cash costs of $720 per ounce, the Company is well positioned to meet its full year production and cost guidance.
The near-term focus at Young-Davidson remains on maximizing efficiency from the upper mine infrastructure while completing development and construction of the lower mine. Gold production in the third quarter of 50,000 ounces was consistent with guidance, while underground mining rates of 6,600 tpd were above guidance for the third consecutive quarter. With production of 140,000 ounces through the first nine months of 2019, Young-Davidson is on track to meet full year production guidance of 180,000 to 190,000 ounces.
Significant progress has been made on the construction of the lower mine, with the tie-in of the upper and lower mines on schedule for completion in the first half of 2020. Construction of the lower mine has been significantly de-risked with the rock work now complete and construction of the new crusher, conveying system and loading pocket well underway. The downtime of the Northgate shaft and the tie-in of the lower mine is expected to begin in March 2020 and be completed in June 2020.
Gold production from Young-Davidson is expected to decrease to approximately 150,000 ounces in 2020, as a result of the previously guided temporary downtime of the Northgate shaft in the first half of the year. Following completion of the tie-in in the first half of 2020, underground mining rates are expected to ramp up to 7,500 tpd by the end of 2020. This is expected to drive annual gold production above 200,000 ounces per year in 2021 and beyond. This production increase, combined with declining costs and capital spending, is expected to result in strong free cash flow growth from Young-Davidson starting in the second half of 2020.
Island Gold had another solid quarter producing 36,700 ounces, bringing year-to-date production to a record 111,800 ounces. The operation remains on track to meet or exceed full year production guidance of 135,000 to 145,000 ounces. Additionally, Island Gold generated a record $26.8 million of mine-site free cash flow in the third quarter, bringing the year-to-date total to $55.1 million, net of all capital and $12.5 million of exploration spending. Island Gold's capital spending year-to-date has been below budget and is expected to increase in the fourth quarter, focused on surface

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TRADING SYMBOL: TSX:AGI NYSE:AGI

infrastructure designed to support the expanding operation and mine life. As a result, Island Gold's mine-site AISC is expected to increase in the fourth quarter of 2019 and into 2020.
During the second quarter, the Company was granted amendments to its existing operating permits allowing for an increase in throughput rates from 1,100 tpd to 1,200 tpd. Underground mining rates have increased 15% year-to-date, and are expected to ramp up to 1,200 tpd in 2020. In parallel, the Company is continuing with a large ongoing exploration program at Island Gold which has been successful in driving significant growth in Mineral Reserves and Resources. This growth and ongoing exploration success is being incorporated into a Phase III expansion study of the operation beyond 1,200 tpd, which is expected to be released in the first half of 2020.
Exploration remains a key focus at Island Gold. The exploration program continues to target three main areas within the deposit which extends over two-kilometres along strike. Results from surface exploration drilling have extended high-grade gold mineralization between the Eastern and Main extensions and the Company expects to add further high-grade Mineral Resources with the 2019 year end update.
Production from the Mulatos District totaled 32,700 ounces in the third quarter, bringing the year-to-date total to 107,900 ounces. Mining and stacking rates were impacted by abnormally high rainfall in September over a short period of time which temporarily restricted mining activities in the main Mulatos pit. While mining rates are expected to increase in the fourth quarter, gold production is expected to be similar to the third quarter. Total cash costs and mine-site AISC in the first nine months of the year have outperformed annual guidance, benefiting from higher grades mined and low-cost concentrate sales.
Construction of the higher grade, high return Cerro Pelon project is advancing on schedule, with ore stacking commencing in October. Development activities during the third quarter were focused on stripping of the open pit, and commissioning of the crushing and overland conveyor. Production from Cerro Pelon is expected toward the end of 2019, ahead of schedule.
In Turkey, the Company suspended all construction activities on the Kirazlı project, pending the renewal of its mining concessions which expired on October 13, 2019. Although the mining concessions have not been revoked and can be renewed following this expiration date, no further construction activities can be completed until the concessions have been renewed. The Company is working with the Turkish Department of Energy and Natural Resources on securing the renewal of the mining concessions which will allow for a resumption of construction activities. The renewal is required from the same government department that granted the Operating Permit for Kirazlı in March 2019.
Given the uncertainty around the timing of the concession renewal, initial production from Kirazlı has been delayed from previous guidance of late 2020. The Company will provide updated guidance on the construction schedule and budget for Kirazlı following the receipt of the concession renewal and resumption of construction activities.
The Company’s long-term strategic objective is to generate increasing free cash flow through low-cost production growth from its existing operations and portfolio of development projects. With $186 million of cash and cash equivalents, no debt, and growing cash flow from its operations, the Company is well positioned to fund its internal growth initiatives.

5 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Third Quarter 2019 Results
Young-Davidson Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Gold production (ounces)	50,000	49,000	140,000	129,100
Gold sales (ounces)	48,430	46,853	137,091	133,649
Financial Review (in millions)
Operating Revenues	$70.2	$57.3	$186.2	$171.9
Cost of sales (1)	$57.7	$59.8	$171.7	$173.5
Earnings (loss) from operations	$12.5	($2.5)	$14.5	($1.6)
Cash provided by operating activities	$27.3	$24.0	$73.8	$73.9
Capital expenditures (sustaining) (2)	$8.6	$9.5	$29.8	$25.0
Capital expenditures (growth) (2)	$15.3	$12.6	$43.1	$38.5
Mine-site free cash flow (2)	$3.4	$1.9	$0.9	$10.4
Cost of sales, including amortization per ounce of gold sold (1)	$1,191	$1,276	$1,252	$1,298
Total cash costs per ounce of gold sold (2)	$781	$824	$813	$845
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$960	$1,029	$1,033	$1,034
Underground Operations
Tonnes of ore mined	607,766	552,500	1,808,613	1,691,443
Tonnes of ore mined per day ("tpd")	6,606	6,005	6,625	6,196
Average grade of gold (4)	2.62	2.59	2.53	2.44
Metres developed	2,817	2,811	8,594	9,034
Mill Operations
Tonnes of ore processed	655,443	670,912	1,949,316	1,938,395
Tonnes of ore processed per day	7,124	7,293	7,140	7,100
Average grade of gold (4)	2.48	2.43	2.40	2.28
Contained ounces milled	52,233	52,517	150,409	140,509
Average recovery rate	92%	93%	91%	92%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
Young-Davidson produced 50,000 ounces of gold in the third quarter of 2019, consistent with the same period in 2018 and an 11% increase from the second quarter of 2019, reflecting higher grades mined. With the strong third quarter, and year-to-date production of 140,000 ounces, the operation remains on track to achieve full year production guidance.
Underground mining rates of 6,606 tpd were above 2019 guidance and a 10% improvement from the third quarter of 2018. Mining rates have exceeded full year guidance of 6,500 tpd in every quarter this year, averaging 6,625 tpd year-to-date, a 7% increase from the same period in 2018. Underground grades mined of 2.62 g/t Au were in line with annual guidance and an improvement from the first half of the year. Grades mined are expected to remain at similar levels in the fourth quarter.
Mill throughput of 7,124 tpd was consistent with the third quarter of 2018 as milling rates continued to benefit from low-grade surface stockpiles which supplemented underground ore. Mill throughput in the fourth quarter is expected to decrease to match underground tonnes mined as the low-grade surface stockpiles have effectively been depleted. Mill recoveries of 92% in the quarter were in line with the prior year quarter and guidance.
Lower Mine Construction and Tie-In
The Company continued to make significant progress on construction of the lower mine during the third quarter which included the following highlights:

•	Ore passes from the upper mine feeding the coarse ore bin at the crusher are over 60% complete, with completion expected by the end of the fourth quarter

•	The crusher room excavation is complete, with chutes, steel, and the crane installed

•	Installation of the vibratory feeder is under way, and the physical installation of the crusher unit is expected in December

•	Shaft bottom steel, ore and waste bins at the Northgate shaft, and the loading pocket have been completed

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TRADING SYMBOL: TSX:AGI NYSE:AGI

•	Installation of the hangers and trays for the main conveyor from the crusher loadout level to the top of the shaft bins has commenced.
As the lower mine expansion nears completion, approximately three months of downtime of the Northgate shaft will be required to facilitate the tie-in of the upper and lower mines. With the excavation work complete and mechanical installations underway, the Company remains on schedule to shut down the Northgate shaft in March 2020, with the tie-in completed in June 2020.
Lower mine loading pocket

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Lower mine crusher

Financial Review
Third quarter revenues of $70.2 million were 23% above the prior year quarter, reflecting higher realized gold prices. For the first nine months of 2019, revenues of $186.2 million were $14.3 million higher than the prior year period, attributable to both more ounces sold and higher realized prices.
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) of $57.7 million were consistent with the comparative quarter of 2018, as were underground mining costs of CAD$51 per tonne. Cost of sales for the first nine months of 2019 were $171.7 million, consistent with the prior year period.
Total cash costs of $781 per ounce in the third quarter were 5% below the comparative period and in line with annual guidance. Total cash costs improved significantly in the third quarter compared to the first half of the year, resulting from higher grades mined, and lower mining and milling costs. For the first nine months of 2019, total cash costs of $813 per ounce were 4% lower than the prior year period. Total cash costs in the fourth quarter are expected to be in line with the third quarter reflecting similar mining rates and grades.
Mine-site AISC of $960 per ounce in the third quarter were lower than the comparative quarter of 2018 and in line with annual guidance, reflecting the timing of sustaining capital expenditures. Mine-site AISC for the nine month period were $1,033 per ounce, consistent with the prior year.
Capital expenditures were $23.9 million in the third quarter. This included $8.6 million of sustaining capital and $15.3 million of growth capital. Growth capital spending was focused on construction of the new TIA1 tailings facility and continued lower mine construction. For the nine month period, capital expenditures of $72.9 million were focused on lower mine construction, lateral development in the upper and lower mines, and construction of the new TIA1 tailings facility.

8 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Young-Davidson generated $3.4 million of mine-site free cash flow in the third quarter, higher than the same period of 2018 due to more ounces sold, a higher gold price, improved operating costs and lower capital spending. On a year-to-date basis, mine-site free cash flow was $0.9 million. Since 2016, Young-Davidson has generated sufficient cash flow from operations to finance all of its capital spending, including the lower mine expansion.

9 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Gold production (ounces)	36,700	22,000	111,800	76,800
Gold sales (ounces)	37,209	20,561	110,094	75,321
Financial Review (in millions)
Operating Revenues	$54.0	$25.3	$149.1	$97.6
Cost of sales (1)	$32.0	$22.3	$93.0	$77.8
Earnings from operations	$21.6	$2.7	$55.3	$19.4
Cash provided by operating activities	$40.6	$13.9	$99.3	$59.6
Capital expenditures (sustaining) (2)	$7.1	$7.8	$18.4	$12.2
Capital expenditures (growth) (2)	$2.4	$5.3	$14.1	$24.6
Capital expenditures (capitalized exploration) (2)	$4.3	$4.7	$11.7	$12.5
Mine-site free cash flow (2)	$26.8	($3.9)	$55.1	$10.3
Cost of sales, including amortization per ounce of gold sold (1)	$860	$1,085	$845	$1,033
Total cash costs per ounce of gold sold (2)	$503	$671	$490	$597
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$693	$1,051	$658	$759
Underground Operations
Tonnes of ore mined	89,959	74,892	277,614	241,644
Tonnes of ore mined per day ("tpd")	978	814	1,017	885
Average grade of gold (4)	10.81	8.96	12.22	9.12
Metres developed	1,211	1,591	4,200	4,917
Mill Operations
Tonnes of ore processed	102,564	93,454	307,364	264,335
Tonnes of ore processed per day	1,115	1,016	1,126	968
Average grade of gold (4)	11.12	8.22	11.49	9.27
Contained ounces milled	36,675	24,708	113,560	78,793
Average recovery rate	97%	96%	97%	97%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
Island Gold produced 36,700 ounces in the third quarter, marking a 67% increase from the third quarter of 2018 driven by higher mining and milling rates, as well as higher grades mined. For the first nine months of 2019, Island Gold produced a record 111,800 ounces, positioning the operation to meet the high end of annual guidance of 135,000 to 145,000 ounces. The operation generated record mine-site free cash flow of $26.8 million in the quarter, bringing the year-to-date total to $55.1 million.
Underground mining rates were 978 tpd in the third quarter, a 20% improvement from the third quarter of 2018, but lower than annual guidance. Underground mining rates in the quarter were impacted by a transition to a new underground development contractor, which temporarily impacted mining rates. Underground grades mined averaged 10.81 g/t Au in the third quarter, in line with annual guidance and 20% higher than the third quarter of 2018. Year-to-date grades mined of 12.22 g/t Au are above guided levels due to a combination of positive grade reconciliations and mine sequencing.
Mill throughput increased to 1,115 tpd in the third quarter, a 10% increase compared to the prior year quarter, reflecting the completion of the Phase I expansion of the mill in 2018. Milling rates exceeded mining rates, as tonnes mined in the quarter were supplemented with existing high-grade surface stockpiles. Mill recoveries were 97% in the third quarter, in line with the prior year quarter and guidance.
Financial Review
Island Gold generated record revenues of $54.0 million in the third quarter, an increase of 113% compared to the prior year period, reflecting significantly more ounces sold and a higher realized gold price. For the first nine months of 2019, revenues of $149.1 million were $51.5 million higher than the prior year period, primarily attributable to more ounces sold.

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Cost of sales (includes mining and processing costs, royalties, and amortization expense) of $32.0 million in the third quarter were 43% higher than the comparative period, reflecting more ounces sold and higher unit mining costs. Cost of sales decreased 21% on a per ounce basis, driven by higher grades mined and lower amortization. Cost of sales for the first nine months of 2019 of $93.0 million increased 20% from the prior year period due to higher gold sales.
Total cash costs were $503 per ounce in the third quarter, a 25% improvement from the comparative quarter, driven by higher grades mined partially offset by higher mining costs. Unit mining costs increased to CAD$171 per tonne in the quarter due to higher contractor and maintenance costs. Total cash costs were consistent with guidance in the quarter. For the first nine months of 2019, total cash costs of $490 per ounce were 18% lower than the prior year period due to higher grades mined.
Mine-site AISC of $693 per ounce in the third quarter were below the full year guidance range of $730 to $770 per ounce, reflecting lower sustaining capital spending. Mine-site AISC for the first nine months of 2019 of $658 per ounce were 13% lower than the prior year period and below guidance as $18.4 million of sustaining capital, or only 50% of the full year budget, had been incurred through the first nine months of the year. As a result, Island Gold's mine-site AISC is expected to increase in the fourth quarter of 2019 and into 2020.
Total capital expenditures were $13.8 million in the third quarter, with spending focused on lateral development, mining equipment, and capitalized exploration. This included $7.1 million of sustaining capital and $6.7 million of growth capital (inclusive of $4.3 million of capitalized exploration). For the nine month period, total capital expenditures and capitalized exploration was $44.2 million, consistent with the prior year period. Capital spending is expected to be at the highest level of the year in the fourth quarter.
Island Gold generated record mine-site free cash flow of $26.8 million during the third quarter driven by strong gold production, high operating margins, and lower capital spending. Through the first nine months of 2019, Island Gold has generated $55.1 million of mine-site free cash flow, net of all capital and ongoing investment in exploration.

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Gold production (ounces)	32,700	43,300	107,900	139,900
Gold sales (ounces)	31,164	42,300	107,369	136,285
Financial Review (in millions)
Operating Revenues	$45.1	$51.5	$144.7	$175.2
Cost of sales (1)	$33.5	$41.9	$103.1	$134.7
Earnings from operations	$10.6	$8.0	$38.9	$33.9
Cash provided by operating activities	$7.2	$16.1	$31.0	$56.3
Capital expenditures (sustaining) (2)	$2.1	$2.1	$5.3	$4.7
Capital expenditures (growth) (2)	$10.8	$4.4	$39.4	$16.5
Capital expenditures (capitalized exploration) (2)	$—	$0.3	$—	$2.3
Mine-site free cash flow, before changes in working capital	($5.7)	$9.3	($13.7)	$32.8
Cost of sales, including amortization per ounce of gold sold (1)	$1,075	$991	$960	$988
Total cash costs per ounce of gold sold (2)	$866	$771	$772	$784
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$979	$846	$861	$847
Open Pit & Underground Operations
Tonnes of ore mined - open pit (4)	1,664,898	1,904,534	5,608,221	6,360,911
Total waste mined - open pit	1,361,660	1,108,953	5,036,918	4,958,609
Total tonnes mined - open pit	3,026,558	3,490,021	10,645,139	13,000,643
Waste-to-ore ratio (operating)	0.63	0.58	0.66	0.78
Tonnes of ore mined - underground	—	9,280	—	45,258
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,628,401	1,465,876	5,466,393	5,018,456
Average grade of gold processed (5)	0.81	0.96	0.92	0.89
Contained ounces stacked	42,667	45,043	161,450	143,310
Mill Operations
Tonnes of high-grade ore milled	—	29,806	—	91,680
Average grade of gold processed (5)	—	6.07	—	6.70
Contained ounces milled	—	5,815	—	19,744
Total contained ounces stacked and milled	42,667	50,858	161,450	163,054
Average recovery rate	77%	85%	67%	86%
Ore crushed per day (tonnes) - combined	17,700	16,300	20,000	18,700

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Grams per tonne of gold ("g/t Au").
Mulatos produced 32,700 ounces in the third quarter of 2019, bringing year-to-date production to 107,900 ounces. Third quarter production decreased compared to the prior year period as a result of lower contained ounces stacked in the period, as well as the cessation of mining from the San Carlos underground deposit in the third quarter of 2018.
The Company is currently mining from the Mulatos, Victor, and San Carlos open pits, and recently completed mining of La Yaqui Phase I. Mining and stacking rates were impacted by abnormally high rainfall in September over a short period of time which temporarily restricted mining activities in the main Mulatos pit, as well as the wind-down of mining activities at La Yaqui Phase I.
Total crusher throughput averaged 17,700 tpd for a total of 1,628,401 tonnes stacked in the third quarter at a grade of 0.81 g/t Au. Fourth quarter production at Mulatos is expected to be similar to the third quarter, as lower contained ounces stacked in the third quarter and the completion of mining at La Yaqui Phase I are expected to be partially offset by stacking of ore from Cerro Pelon.
During the third quarter, the Company completed mining activities at the La Yaqui Phase I project. Over a two-year period starting in the third quarter of 2017, La Yaqui Phase I gold production totaled approximately 60,000 ounces and the project generated over $35 million of free cash flow (net of construction capital of $12.5 million). The project was constructed on time and on budget, demonstrating the strength of the Company’s mine-building team at Mulatos, as well as the high-return potential of the satellite projects that exist at Mulatos, including Cerro Pelon and La Yaqui Grande.

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Financial Review
Third quarter revenues of $45.1 million were $6.4 million lower than the prior year quarter, primarily due to lower grades mined and no contribution from the San Carlos underground in 2019. For the first nine months of 2019, revenues of $144.7 million were $30.5 million lower than the prior year period.
Cost of sales (includes mining and processing costs, royalties, and amortization expense) were $33.5 million in the third quarter, lower than the prior year period due to a lower number of tonnes mined and ounces sold. Amortization expense of $209 per ounce was below the prior year period but in line with annual guidance. Cost of sales for the first nine months of 2019 were $103.1 million, 23% lower due to lower tonnes mined and the completion of underground operations in the prior year period.
Total cash costs of $866 per ounce in the third quarter were higher than the prior year quarter, due to lower grades mined and higher mining and processing costs. For the first nine months of 2019, total cash costs of $772 per ounce were consistent with the prior year period, and below annual guidance, as the Company benefited from higher grades mined than planned. The Company expects total cash costs in the fourth quarter to be consistent with the third quarter.
Mine-site AISC of $979 per ounce in the third quarter were higher than the prior year quarter, as a result of higher total cash costs. Mine-site AISC for the first nine months of 2019 of $861 per ounce were in line with the prior year period. The Company expects full year 2019 mine-site AISC to be consistent with guidance.
Capital spending in the third quarter was focused on expansion projects at Mulatos, including development of the Cerro Pelon open pit and commissioning of the crusher, as well as completion of a leach pad expansion. Total capital spending for the quarter was $12.9 million, of which $2.1 million was sustaining capital. For the nine month period, capital expenditures of $44.7 million were $21.2 million higher than the prior year period as the Company has invested $17.7 million in 2019 constructing the Cerro Pelon mine.
Mulatos reported negative mine-site free cash-flow of $5.7 million in the third quarter due to significant investment in growth projects. Mine-site free-cash flow is expected to be neutral for the remainder of the year as construction of Cerro Pelon is completed.

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

El Chanate Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Gold production (ounces)	2,500	9,700	12,700	33,600
Gold sales (ounces)	2,589	9,687	13,000	33,463
Financial Review (in millions)
Operating Revenues	$3.6	$12.6	$17.1	$44.0
Cost of sales (1)	$4.1	$13.6	$17.6	$46.3
Loss from operations	($0.5)	($1.0)	($0.5)	($2.3)
Cash (used in) provided by operating activities	($1.0)	($2.6)	$1.2	($1.8)
Capital expenditures	$—	$0.2	$—	$0.5
Mine-site free cash flow (2)	($1.0)	($2.8)	$1.2	($2.3)
Cost of sales, including amortization per ounce of gold sold (1)	$1,584	$1,404	$1,354	$1,384
Total cash costs per ounce of gold sold (2)	$1,429	$1,301	$1,254	$1,285
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,506	$1,332	$1,277	$1,312

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
El Chanate produced 2,500 ounces of gold in the third quarter, in line with budget. The Company expects full year production to be approximately 15,000 ounces, in line with the low end of annual guidance. Effective October 1, 2019, the operation ceased residual leaching and is transitioning to reclamation activities with rinsing of the leach pad. The Company expects to recover up to 4,000 ounces over the next year through rinsing of the leach pad for reclamation purposes.
Financial Review
Third quarter revenues of $3.6 million were lower than the prior year quarter due to fewer ounces sold, as mining activities and stacking of ore to the leach pad ceased in 2018. Total cash costs and mine-site AISC in the third quarter were $1,429 and $1,506 per ounce, respectively, increasing from the prior year period due to higher fixed costs.
El Chanate generated negative mine-site free cash flow of $1.0 million in the quarter and positive mine-site free cash flow of $1.2 million year to date. The Company has transitioned to reclamation activities and expects to partially offset the cost of reclamation through ounces recovered from rinsing of the leach pad.

14 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Third Quarter 2019 Development Activities
Kirazlı (Çanakkale, Turkey)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project pending the renewal of its Turkish mining concessions which expired on October 13, 2019. Although the mining concessions have not been revoked and can be renewed following this expiration date, no further construction activities can be completed until the concessions have been renewed.
There has been false information about the project circulated through social media, which resulted in project opposition and related protests. The Company continues to share correct information about the project and dispel this misinformation.
The Company has met all the regulatory requirements and conditions for the concessions to be renewed and reasonably expected the renewal by the expiration date. The communities local to the Kirazlı project remain supportive. As such, the Company is working with the Turkish Department of Energy and Natural Resources on securing the renewal of the mining concessions which will allow for a resumption of construction activities. The renewal is required from the same government department that granted the Operating Permit for Kirazlı in March 2019.
Given the uncertainty around the timing of the concession renewal, initial production from Kirazlı has been delayed from previous guidance of late 2020. The Company will provide updated guidance on the construction schedule and budget for Kirazlı following the receipt of the concession renewal and resumption of construction activities.
During the third quarter of 2019, the Company spent $12.8 million at Kirazlı, bringing year-to-date spending to $19.1 million. Of the spending for the year, approximately $15.0 million was directly related to construction activities, with the rest related to administrative expenses and working capital adjustments.
As outlined in the 2017 Feasibility Study, Kirazlı has an expected 44% after-tax internal rate of return and is expected to produce over 100,000 ounces of gold during its first full year of production at mine-site all-in sustaining costs of less than $400 per ounce.

15 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos District (Sonora, Mexico)
Cerro Pelon
During the third quarter, construction activities were substantially completed, with the Cerro Pelon crushing circuit and conveyor commissioned in October. Major activities in the quarter included:

•	Installation and testing of the crushing circuit

•	Construction of the overland conveyor and agglomerators

•	Construction of the grasshopper conveying system

•	Pre-stripping of the open pit
The Company spent $6.7 million at Cerro Pelon in the third quarter, bringing year-to-date spending to $17.7 million. The Company expects to commence stacking ore from the Cerro Pelon pit in the fourth quarter of this year, with production expected late in 2019.
Cerro Pelon pit

16 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Cerro Pelon crushing circuit

La Yaqui Grande
The Company received approval of the environmental impact assessment ("MIA") for La Yaqui Grande during the second quarter and the Change in Land Use permit in July 2019. The Company has completed detailed engineering to support the project design and economics. The Company plans to finalize the project economics and announce a construction decision in early 2020. During the third quarter the Company invested $2.3 million on La Yaqui Grande, bringing year-to-date spending to $4.2 million.
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life at average mine-site all-in sustaining costs of $745 per ounce.
The project economics were detailed in the 2017 Feasibility Study (12.5% IRR at a $1,250 per ounce gold price; 18% IRR at a $1,400 per ounce gold price). Since the release of the 2017 Feasibility Study, the Company has undertaken several initiatives designed to improve the project economics. These include a detailed review of construction capital, the evaluation of various production scenarios and the inclusion of the results of more detailed engineering.
Development spending in the third quarter of $1.1 million and year-to-date of $2.5 million was related to project optimization activities. Ongoing development spending will be focused on baseline work in support of the Environmental Impact Study (“EIS”) for the project that will be submitted to satisfy Federal and Provincial environmental assessment requirements. The permitting process is expected to take approximately two years followed by two years of construction.

17 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Third Quarter 2019 Exploration Activities
Island Gold (Ontario, Canada)
The 2019 exploration program continues to target three main areas within the Island Gold Deposit which extends over two kilometres along strike. During the first nine months of 2019, the surface and underground exploration drilling programs focused on expanding the down-plunge and lateral extensions of the deposit with the objective of adding new near-mine Mineral Resources. Drill holes in the Main, Western, and Eastern Extension areas were testing high-grade, east-plunging shoots outside of existing Mineral Reserves and Resources.
The 2019 exploration budget includes 48,000 metres ("m") of surface directional exploration drilling, 30,000 m of underground exploration drilling and 900 m of exploration drift development.
Surface exploration drilling
A total of 11 holes (12,312 m) were completed in the third quarter as part of the directional exploration drilling program. Directional drilling targeted areas peripheral to the Inferred Mineral Resource blocks below the 1,000 m level, with drill hole spacing ranging from 75 m to 100 m. The area that was targeted by the surface directional drill program extends approximately 2,000 m in strike length between the 1,000 m and 1,500 m elevation below surface.
The Company released highlights from the surface drilling program in a press release on September 11, 2019, which included the following intercepts:

•	34.28 g/t Au (24.95 g/t cut) over 8.36 m;

•	12.30 g/t Au (12.30 g/t cut) over 6.67 m;

•	6.31 g/t Au (6.31 g/t cut) over 8.10 m;

•	16.61 g/t Au (14.48 g/t cut) over 7.27 m;

•	5.98 g/t Au (5.98 g/t cut) over 5.24 m;

•	3.21 g/t Au (3.21 g/t cut) over 4.83 m; and

•	2.36 g/t Au (2.36 g/t cut) over 9.41 m
Underground exploration drilling
During the third quarter of 2019, a total of 11,903 m of underground exploration drilling was completed in 46 holes from the 340, 620 and 840 levels. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks. A total of 142m of underground exploration drift development was completed on the 620 and 840 levels during the third quarter of 2019.
The Company released highlights from the underground exploration drilling program in a press release on September 11, 2019, which included the following intercepts:

•	63.94 g/t Au (22.24 g/t cut) over 12.33 m;

•	27.82 g/t Au (20.71 g/t cut) over 7.60 m;

•	8.47 g/t Au (8.47 g/t cut) over 3.95 m;

•	9.58 g/t Au (9.58 g/t cut) over 4.30 m;

•	13.48 g/t Au (13.48 g/t cut) over 2.09 m;

•	11.12 g/t Au (11.12 g/t cut) over 2.19 m;

•	11.78 g/t Au (11.78 g/t cut) over 2.38 m; and

•	5.24 g/t Au (5.24 g/t cut) over 6.21 m

Total exploration expenditures during the third quarter of 2019 were $4.7 million, of which $4.3 million was capitalized. Year-to-date, $12.5 million was spent, of which $11.7 million was capitalized.

18 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. Over the last three years, exploration has moved beyond the main Mulatos pit area and is focused on earlier stage prospects throughout the wider district.
In the third quarter of 2019, the Company invested $1.0 million in exploration activities within the Mulatos District, and has invested $2.7 million year-to-date. Spending in the quarter primarily related to mapping and re-logging, and administrative costs.
Lynn Lake (Manitoba, Canada)
Regional exploration continued in the third quarter of 2019 including mapping, prospecting, till sampling, and soil sampling programs focused on a series of prospective targets across the Lynn Lake Greenstone Belt.
Spending in the third quarter totaled $1.4 million, bringing the year-to-date spend to $3.7 million. A total of $6.0 million is budgeted for the Lynn Lake project in 2019.

19 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Review of Third Quarter Financial Results
During the third quarter of 2019, the Company sold 119,392 ounces of gold for total revenue of $172.9 million, an 18% increase from the prior year period due to an increase in realized gold prices. The average realized gold price in the quarter was $1,448 per ounce compared to $1,229 per ounce in the prior year.
Cost of sales were $127.3 million in the third quarter of 2019, a 7% decrease compared to the prior year period, driven by lower mining and processing costs, and lower royalties.
Mining and processing costs were $83.0 million compared to $92.8 million in the prior year period. This decline was attributable to lower operating costs at Island Gold and Young-Davidson, and the completion of mining activities at El Chanate in the fourth quarter of 2018.
Consolidated total cash costs for the quarter were $730 per ounce compared to $817 per ounce in the prior year period. Low cost production growth at Island Gold, combined with higher mining rates and higher grades mined at Young-Davidson, contributed to an 11% decrease in total cash costs compared to the prior year period.
AISC were $950 per ounce in the quarter, a 9% decrease from the prior year period, primarily driven by lower total cash costs.
Royalty expense was $4.2 million in the quarter, lower than the prior year period of $4.8 million, as the 5% Mulatos royalty commitment ceased in the first quarter of 2019, partially offset by a higher number of ounces sold at Island Gold and a higher gold price.
Amortization of $40.1 million in the quarter was consistent with the prior year period expense of $40.0 million. On a per ounce basis, amortization of $336 per ounce was consistent with both the prior year period and guidance.
The Company recognized earnings from operations of $37.5 million in the quarter, higher than the prior year period due to higher realized gold prices combined with lower mining and processing and royalty expense, driving stronger margins.
The Company reported net earnings of $17.7 million in the quarter, compared to net earnings of $7.2 million in the same period of 2018, driven by improved gross margins, partially offset by the impact of foreign exchange on tax expense. On an adjusted basis, earnings of $23.4 million or $0.06 per share increased compared to the prior year driven by higher gross margins. Adjusted earnings reflect adjustments for other gains and losses, as well as foreign exchange movements related to the Canadian dollar and Mexican Peso, which generated foreign exchange losses of $6.5 million recorded within both foreign exchange and deferred income taxes.
Associated Documents
This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three-month period ended September 30, 2019 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).
Reminder of Third Quarter 2019 Results Conference Call
The Company's senior management will host a conference call on Thursday, October 31, 2019 at 11:00 am ET to discuss the third quarter 2019 results.
Participants may join the conference call by dialling (416) 340-2216 or (800) 273-9672 for calls within Canada and the United States, or via webcast at www.alamosgold.com.
A playback will be available until December 1, 2019 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 5853944#. The webcast will be archived at www.alamosgold.com.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release.

20 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice-President, Investor Relations
(416) 368-9932 x 5439
The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
Certain statements contained in this press release are, or may deemed to be, “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws.  All statements in this press release, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "believe", "anticipate”, “intend", "estimate", "forecast", "budget", “target”, “outlook”, “continue”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", "could", "would", "might" or "will" be taken, occur or be achieved.
Such statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this press release include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; employee and community relations (including maintaining social license to operate in Turkey); litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Kirazlı project or Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the  Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, the renewal of the Company’s mining concessions in Turkey; timely resumption of construction and development at the Kirazlı project; the risks of obtaining and maintaining necessary licenses, permits and authorizations for  the Company’s development and operating  assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation (including tax legislation), controls or regulations in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this press release, see the Company’s latest 40-F/Annual Information Form and MD&A, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this press release.

21 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101. These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission (“SEC”). When describing resources, we use the terms "measured", "indicated" or "inferred” resources which are not recognized by the SEC.  The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.
Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	adjusted net earnings and adjusted earnings per share;

•	cash flow from operating activities before changes in working capital and taxes received;

•	Company-wide free cash flow;

•	total mine-site free cash flow;

•	mine-site free cash flow;

•	total cash cost per ounce of gold sold;

•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Foreign exchange gain (loss)

•	Items included in other gain (loss)

•	Certain non-reoccurring items

•	Foreign exchange gain (loss) recorded in deferred tax expense
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings

22 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net earnings (loss)	$17.7	$7.2	$58.1	($1.1)
Adjustments:
Foreign exchange (gain) loss	—	(0.7)	(0.3)	2.7
Other gain	(0.8)	(0.4)	(2.5)	(1.7)
Unrealized foreign exchange loss (gain) recorded in deferred tax expense	6.5	(8.0)	(4.6)	14.7
Other income and mining tax adjustments	—	—	0.7	0.7
Adjusted net earnings	$23.4	($1.9)	$51.4	$15.3
Adjusted earnings per share - basic and diluted	$0.06	—	$0.13	$0.04
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Cash flow from operating activities	$67.9	$45.2	$182.6	$166.5
Add back: Changes in working capital and cash taxes	11.9	(3.6)	28.6	(7.6)
Cash flow from operating activities before changes in working capital and cash taxes	$79.8	$41.6	$211.2	$158.9
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Cash flow from operating activities	$67.9	$45.2	$182.6	$166.5
Less: mineral property, plant and equipment expenditures	(66.3)	(55.1)	(190.7)	(160.0)
Company-wide free cash flow	$1.6	($9.9)	($8.1)	$6.5

23 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
(in millions)
Cash flow from operating activities	$67.9	$45.2	$182.6	$166.5
Less: operating cash flow used by non-mine site activity	(6.2)	(6.2)	(22.7)	(21.5)
Cash flow from operating mine-sites	$74.1	$51.4	$205.3	$188.0

Mineral property, plant and equipment expenditure	$66.3	$55.1	$190.7	$160.0
Less: capital expenditures from development projects, and corporate	(15.7)	(8.2)	(28.9)	(23.2)
Capital expenditure from mine-sites	$50.6	$46.9	$161.8	$136.8

Total mine-site free cash flow	$23.5	$4.5	$43.5	$51.2

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
(in millions)
Cash flow from operating activities	$27.3	$24.0	$73.8	$73.9
Mineral property, plant and equipment expenditure	(23.9)	(22.1)	(72.9)	(63.5)
Mine-site free cash flow	$3.4	$1.9	$0.9	$10.4

Mulatos Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
(in millions)
Cash flow from operating activities	$7.2	$16.1	$31.0	$56.3
Mineral property, plant and equipment expenditure	(12.9)	(6.8)	(44.7)	(23.5)
Mine-site free cash flow	($5.7)	$9.3	($13.7)	$32.8

Island Gold Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
(in millions)
Cash flow from operating activities	$40.6	$13.9	$99.3	$59.6
Mineral property, plant and equipment expenditure	(13.8)	(17.8)	(44.2)	(49.3)
Mine-site free cash flow	$26.8	($3.9)	$55.1	$10.3

24 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

El Chanate Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
(in millions)
Cash flow from operating activities	($1.0)	($2.6)	$1.2	($1.8)
Mineral property, plant and equipment expenditure	—	(0.2)	—	(0.5)
Mine-site free cash flow	($1.0)	($2.8)	$1.2	($2.3)
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be  considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

25 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$83.0	$92.8	$251.6	$291.0
Royalties	4.2	4.8	13.0	16.8
Total cash costs	$87.2	$97.6	$264.6	$307.8
Gold ounces sold	119,392	119,401	367,554	378,718
Total cash costs per ounce	$730	$817	$720	$813

Total cash costs	$87.2	$97.6	$264.6	$307.8
Corporate and administrative(1)	4.5	4.9	14.6	13.9
Sustaining capital expenditures(2)	17.8	19.6	53.5	42.4
Share-based compensation	1.7	1.2	7.7	5.3
Sustaining exploration	1.4	1.1	4.2	3.9
Accretion of decommissioning liabilities	0.8	0.7	2.2	2.2
Total all-in sustaining costs	$113.4	$125.1	$346.8	$375.5
Gold ounces sold	119,392	119,401	367,554	378,718
All-in sustaining costs per ounce	$950	$1,048	$944	$992

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
(in millions)
Capital expenditures per cash flow statement	$66.3	$55.1	$190.7	$160.0
Less: non-sustaining capital expenditures at:
Young-Davidson	(15.3)	(12.6)	(43.1)	(38.5)
Mulatos	(10.8)	(4.7)	(39.4)	(18.8)
Island Gold	(6.7)	(10.0)	(25.8)	(37.1)
Corporate and other	(15.7)	(8.2)	(28.9)	(23.2)
Sustaining capital expenditures	$17.8	$19.6	$53.5	$42.4

26 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$36.6	$37.8	$108.5	$110.3
Royalties	1.2	0.8	2.9	2.6
Total cash costs	$37.8	$38.6	$111.4	$112.9
Gold ounces sold	48,430	46,853	137,091	133,649
Total cash costs per ounce	$781	$824	$813	$845

Total cash costs	$37.8	$38.6	$111.4	$112.9
Sustaining capital expenditures	8.6	9.5	29.8	25.0
Exploration	0.1	0.0	0.3	0.1
Accretion of decommissioning liabilities	—	0.1	0.1	0.2
Total all-in sustaining costs	$46.5	$48.2	$141.6	$138.2
Gold ounces sold	48,430	46,853	137,091	133,649
Mine-site all-in sustaining costs per ounce	$960	$1,029	$1,033	$1,034

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$26.7	$29.9	$80.0	$97.2
Royalties	0.3	2.7	2.9	9.7
Total cash costs	$27.0	$32.6	$82.9	$106.9
Gold ounces sold	31,164	42,300	107,369	136,285
Total cash costs per ounce	$866	$771	$772	$784

Total cash costs	$27.0	$32.6	$82.9	$106.9
Sustaining capital expenditures	2.1	2.1	5.3	4.7
Exploration	0.8	0.6	2.4	2.3
Accretion of decommissioning liabilities	0.6	0.5	1.8	1.6
Total all-in sustaining costs	$30.5	$35.8	$92.4	$115.5
Gold ounces sold	31,164	42,300	107,369	136,285
Mine-site all-in sustaining costs per ounce	$979	$846	$861	$847

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$16.0	$12.5	$46.8	$40.5
Royalties	2.7	1.3	7.2	4.5
Total cash costs	$18.7	$13.8	$54.0	$45.0
Gold ounces sold	37,209	20,561	110,094	75,321
Total cash costs per ounce	$503	$671	$490	$597

Total cash costs	$18.7	$13.8	$54.0	$45.0
Sustaining capital expenditures	7.1	7.8	18.4	12.2
Total all-in sustaining costs	$25.8	$21.6	$72.4	$57.2
Gold ounces sold	37,209	20,561	110,094	75,321
Mine-site all-in sustaining costs per ounce	$693	$1,051	$658	$759

27 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

El Chanate Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$3.7	$12.6	$16.3	$43.0
Total cash costs	$3.7	$12.6	$16.3	$43.0
Gold ounces sold	2,589	9,687	13,000	33,463
Total cash costs per ounce	$1,429	$1,301	$1,254	$1,285

Total cash costs	$3.7	$12.6	$16.3	$43.0
Sustaining capital expenditures	—	0.2	—	0.5
Accretion of decommissioning liabilities	0.2	0.1	0.3	0.4
Total all-in sustaining costs	$3.9	$12.9	$16.6	$43.9
Gold ounces sold	2,589	9,687	13,000	33,463
Mine-site all-in sustaining costs per ounce	$1,506	$1,332	$1,277	$1,312
Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net earnings (loss)	$17.7	$7.2	$58.1	($1.1)
Add back:
Finance expense	0.9	1.0	2.1	2.8
Amortization	40.1	40.0	120.8	124.5
Deferred income tax expense (recovery)	15.9	(10.7)	8.5	8.1
Current income tax expense	3.8	4.2	18.5	17.9
EBITDA	$78.4	$41.7	$208.0	$152.2
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•
Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

28 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flow

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	September 30, 2019	December 31, 2018
A S S E T S
Current Assets
Cash and cash equivalents	$185.6	$206.0
Equity securities	16.9	7.8
Amounts receivable	35.4	40.5
Inventory	123.8	110.2
Other current assets	15.8	15.5
Total Current Assets	377.5	380.0

Non-Current Assets
Long-term inventory	29.8	30.0
Mineral property, plant and equipment	2,880.9	2,813.3
Other non-current assets	42.9	41.9
Total Assets	$3,331.1	$3,265.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$107.1	$118.7
Income taxes payable	16.5	6.2
Total Current Liabilities	123.6	124.9

Non-Current Liabilities
Deferred income taxes	501.4	491.5
Decommissioning liabilities	45.6	44.9
Other non-current liabilities	3.1	1.6
Total Liabilities	673.7	662.9

E Q U I T Y
Share capital	$3,694.5	$3,705.2
Contributed surplus	92.2	87.3
Warrants	—	3.9
Accumulated other comprehensive loss	(5.5)	(9.2)
Deficit	(1,123.8)	(1,184.9)
Total Equity	2,657.4	2,602.3
Total Liabilities and Equity	$3,331.1	$3,265.2

29 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
OPERATING REVENUES	$172.9	$146.7	$497.1	$488.7

COST OF SALES
Mining and processing	83.0	92.8	251.6	291.0
Royalties	4.2	4.8	13.0	16.8
Amortization	40.1	40.0	120.8	124.5
	127.3	137.6	385.4	432.3
EXPENSES
Exploration	1.9	2.4	5.0	8.5
Corporate and administrative	4.5	4.9	14.6	13.9
Share-based compensation	1.7	1.2	7.7	5.3
	135.4	146.1	412.7	460.0
EARNINGS FROM OPERATIONS	37.5	0.6	84.4	28.7

OTHER EXPENSES
Finance expense	(0.9)	(1.0)	(2.1)	(2.8)
Foreign exchange gain (loss)	—	0.7	0.3	(2.7)
Other gain	0.8	0.4	2.5	1.7
EARNINGS BEFORE INCOME TAXES	$37.4	$0.7	$85.1	$24.9

INCOME TAXES
Current income tax expense	(3.8)	(4.2)	(18.5)	(17.9)
Deferred income tax (expense) recovery	(15.9)	10.7	(8.5)	(8.1)
NET EARNINGS (LOSS)	$17.7	$7.2	$58.1	($1.1)

Items that may be subsequently reclassified to net earnings:
Unrealized (loss) gain on currency hedging instruments, net of taxes	(0.8)	2.5	4.2	(2.9)
Unrealized gain on fuel hedging instruments, net of taxes	—	—	0.5	—
Items that will not be reclassified to net earnings:
Unrealized gain (loss) on equity securities, net of taxes	0.3	(3.5)	(1.0)	(5.0)
Total other comprehensive (loss) income	($0.5)	($1.0)	$3.7	($7.9)
COMPREHENSIVE INCOME (LOSS)	$17.2	$6.2	$61.8	($9.0)

EARNINGS PER SHARE
- basic	$0.05	$0.02	$0.15	$0.00
- diluted	$0.04	$0.02	$0.15	$0.00
Weighted average number of common shares outstanding (000's)
- basic	390,593	389,854	389,852	389,572
- diluted	394,355	394,546	393,183	389,572

30 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings (loss) for the period	$17.7	$7.2	$58.1	($1.1)
Adjustments for items not involving cash:
Amortization	40.1	40.0	120.8	124.5
Foreign exchange (gain) loss	—	(0.7)	(0.3)	2.7
Current income tax expense	3.8	4.2	18.5	17.9
Deferred income tax expense (recovery)	15.9	(10.7)	8.5	8.1
Share-based compensation	1.7	1.2	7.7	5.3
Finance expense	0.9	1.0	2.1	2.8
Other items	(0.3)	(0.6)	(4.2)	(1.3)
Changes in working capital and cash taxes	(11.9)	3.6	(28.6)	7.6
	67.9	45.2	182.6	166.5
INVESTING ACTIVITIES
Mineral property, plant and equipment	(66.3)	(55.1)	(190.7)	(160.0)
Proceeds from sale of equity securities	—	—	—	24.9
Other	(0.5)	—	(1.6)	—
	(66.8)	(55.1)	(192.3)	(135.1)
FINANCING ACTIVITIES
Repayment of equipment financing obligations	(0.8)	(1.0)	(2.6)	(3.2)
Revolving credit facility transaction fees	—	(0.8)	—	(0.8)
Repurchase and cancellation of common shares	—	—	(11.4)	—
Proceeds from the exercise of options and warrants	6.4	0.6	7.0	1.7
Dividends paid	(3.9)	—	(11.7)	(3.9)
Proceeds from issuance of flow-through shares	—	—	7.5	—
	1.7	(1.2)	(11.2)	(6.2)
Effect of exchange rates on cash and cash equivalents	(0.4)	0.8	0.5	(1.2)
Net increase (decrease) in cash and cash equivalents	2.4	(10.3)	(20.4)	24.0
Cash and cash equivalents - beginning of period	183.2	235.1	206.0	200.8
CASH AND CASH EQUIVALENTS - END OF PERIOD	$185.6	$224.8	$185.6	$224.8

31 | ALAMOS GOLD INC